Filed Pursuant to Rule Number 424(b)(3)
Registration No. 333-172205

AMERICAN REALTY CAPITAL PROPERTIES, INC.
SUPPLEMENT NO. 1 DATED JULY 26, 2011
TO THE PROSPECTUS DATED JULY 7, 2011

This prospectus supplement (this “Supplement No. 1”) is part of the prospectus of American Realty Capital Properties, Inc. (the “Company”), dated July 7, 2011 (the “Prospectus”). This Supplement No. 1 supplements, modifies and supersedes certain information contained in the Prospectus and should be read in conjunction with the Prospectus. Unless otherwise indicated, the information contained herein is current as of the date of this Supplement No. 1. This Supplement No. 1 will be delivered with the Prospectus.

The purpose of this Supplement No. 1 is the following:

•	update the status of the Company’s initial public offering; and
•	add a new class of subscribers that may purchase shares in the Company’s initial public offering at a discount pursuant to the Discounted Share Program.

Status of the Offering

The Company commenced its initial public offering of up to 8,800,000 shares of its common stock on July 7, 2011. As of July 25, 2011, the Company had received subscriptions for approximately 800,000 shares of its common stock, representing approximately 14.8% of the minimum number of shares the Company must sell before it can close its initial public offering.

New Class of Subscribers Pursuant to the Discounted Share Program

In addition to the subscribers that may purchase shares pursuant to the Discounted Share Program as described in the Prospectus, the holders of interests in ARC Income Properties, LLC and ARC Income Properties III, LLC (collectively, the “Funds”), affiliates of ARC which hold certain unsecured indebtedness that will be repaid in the formation transactions, who have invested an aggregate of not less than $1.0 million in the Funds may purchase shares in the Company’s initial public offering at a purchase price of $11.50 per share, reflecting the fact that selling commissions and dealer manager fees will not be payable in connection with such sales. The net offering proceeds that the Company will receive will not be affected by such sales of shares at a discount.